FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

OMB APPROVAL

OMB Number 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....... 0.5
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person to Issuer' (Check all applicable)
MASUDA, HARRY

HUMAN BIOSYSTEMS    ........HBSC.OB

X
								Director	10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person(Voluntary)		4. Statement for Month/Day/Year
X
								Officer	Other
1127 HARKER AVENUE

12/30/02
							(give title below)	(specify title below)
(Street)			5. If Amendment, Date of Original (Month/Year)				CEO/PRESIDENT
PALO ALTO, CA 94301
7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
(City (State) (Zip)

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)		3. Trans- action Code (Instr.8)			4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)
		Code	Code	V	Amount	(A) or (D)
 Common Stock

12/30/02

 P

3,000

A

$0.20

 1,238,800

D

(Over) SEC 1474 (2-11-2002)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2.Conver-sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	2. Trans- action Code (Instr. 8)		5.Number of Deriv-ative Securities Ac-quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer-cisable and Expiration Date (Month/Day/ Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv-ative Security (Instr. 5)	9.Number of Deriv-ative Securities Bene-ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Derative Secur-ity: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of IndirectBene-ficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares

Explanation of Responses:

* Fully vested options were granted and ratified on _____________.

	_/s/_Harry Masuda__________________ ** Signature of Reporting Person	_01/02/2003___ Date
Reminder: * ** Note:

Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure